Exhibit 4.4

CERTIFICATE OF FORMATION

OF

MARATHON PETROLEUM LOGISTICS OPERATIONS LLC

1. The name of the limited liability company is Marathon Petroleum Logistics Operations LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. The Certificate of Formation shall be effective upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 14th day of March, 2012.

/s/ Lori A. Coon
Name: Lori A. Coon
Title: Organizer